nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com
nh@nh-hotels.com

05013023

October, 2005

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 01 2005
WASH., D.C. 203 SECTION

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on July-, 2005 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
DEC 05 2005
THOMSON
FINANCIAL

12/5

nH HOTELES



CORPORATE
COMMUNICATION
DEPARTMENT



NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

THE NH HOTELES GROUP INVESTS IN CAP CANA TO DEVELOP A LUXURY RESORT

Madrid, 4th of November 2005.- Today the NH Hoteles Group signed an association agreement with CAP CANA to develop a resort of the very highest quality, in the luxury complex in the Dominican Republic. The new resort, which will be owned 50% each by NH Hoteles and CAP CANA, is on one of the best beaches in the Caribbean. It will consist of a hotel and around 350 luxury homes. This project responds to the strategy of NH Hoteles aimed at building up its resorts building, particularly in the Caribbean.

The hotel that will be managed by NH Hoteles will be a "boutique" luxury hotel, with 90 rooms and a top-quality restaurant and will be on the beach-front.

The 250 apartments of the very best quality will also be on the beach-front and will go on sale in Spring 2006. These apartments will be able to use the services of the hotel. They will operate as a rental pool (the hotel manages the apartments for the owners when they are not occupying them).

The total investment (50% NH Hoteles and 50% CAP CANA) in the new resort will be of around 100 million dollars.

The resort that will be developed by NH Hoteles is in the CAP CANA complex. This is the largest tourist property project in the Caribbean, in Punta Cana in the Dominican Republic, just 10 minutes away from the international airport. The customers of the new resort, be they hotel guests or home-owners, will be able to use all the facilities of the CAP CANA complex. CAP CANA is one of the most attractive places of unique natural beauty in the Caribbean. It will have an exclusive beach club (already operating) and 6 18-hole golf courses, 3 of which are being designed by Jack Nicklaus, the best golfer of all time.

Furthermore, CAP CANA has a marina which will shortly be able to handle 500 boats and a Grande Canal lined with luxury shops, haut-cuisine restaurants and top-quality hotels.

nH HOTELES



CORPORATE
COMMUNICATION
DEPARTMENT



NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

The NH Hoteles group has a great deal of experience of success in developments of this kind, such as in Sotogrande, which it owns 78%. Sotogrande is the best known luxury residential, golf and tourist complex in southern Europe. It is one of the best places in Europe for playing golf. It has 5 courses, including the Real Club de Golf, Valderrama and La Reserva de Sotogrande, all three of which are classified among the best golf courses in Europe. It is also a top centre in Europe for playing Polo. It has eleven playing fields and an important Polo school, where major international tournaments are held. It also offers distinct tourist services, notably the Almenara Golf-Hotel & Spa and the hotel Sotogrande, recently refurbished.

NH Hoteles manages other resorts in Mexico, such as the ones in Cancún, Puerto Vallarta and Itxapa.

ABOUT NH HOTELES

The NH Hoteles Group (www.nh-hotels.com) ranks third in the European ranking for business hotels. NH Hoteles has 250 hotels with almost 40,000 rooms in 19 countries in Europe, Latin America and Africa. NH Hoteles currently has 25 projects for new hotels under construction, which shall add more than 4,000 new rooms.

NH Hoteles stands out in quality both as regards services and facilities, with very carefully thought out decoration, intended to please all tastes, uniform, and making the guest feel comfortable. NH Hoteles' establishments offer the most advanced technologies designed to facilitate the guest's communication as well as his work and leisure.

The restaurants form another priority for hotels in the chain, offering guest first-rate cuisine. Furthermore, the prestigious restaurateur Ferran Adrià, creator of El Bulli restaurant, has entered into an association with NH Hoteles, launching new concepts such as "nhube", pioneering spaces in the hotel sector combining food, leisure and rest for the chain's guest, and "Fast Good".

The NH Hoteles Group is listed on the Stock Exchange of Madrid. Furthermore, NH Hoteles is a member of Stoxx Europe 600, including the best European companies. Also, NH Hoteles is included in the prestigious Morgan Stanley Capital International (MSCI) securities index.

FOR MORE INFORMATION:
Communication Department NH Hoteles
Tel: + 34 91 451 97 62
+ 34 91 451 97 18 (switchboard)
E-Mail: comunicacion@nh-hotels.com

RESERVATIONS
Tel: 902 115 116 (From Spain)
Tel: +800 0115 0116 (Only from A, BE, FRA, GER, IRL, NL, ITL, PT, SWTZ, UK)
Tel: +34 91 398 44 00 (From other countries)
Web: http://www.nh-hotels.com

FILE NUMBER

82-4780

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Madrid, 28 October 2005

SALES AND RESULTS FOR JANUARY-SEPTEMBER 2005

INCOME	1H 2005	1H 2004	Change %
Consolidated Income	687.59	699.29	-1.7%
Income from Hotel Activity	**661.11**	**624.19**	**5.9%**
Income from Real Estate Activity	26.48	75.10	-64.7%
RESULTS	**1H 2005**	**1H 2004**	**Change %**
Consolidated Ebitda	104.77	129.75	-19.3%
Ebitda from Hotel Activity	**93.60**	**73.46**	**27.4%**
Ebitda from Real Estate Activity	11.17	56.29	-80.2%

Hotel Business- Significant aspects

- **Third Quarter:**

Total Hotel Business:	**Sales: +10%;**	**Ebitda: +49%**
B.U. Spain:	Sales +4.4%;	Ebitda: +3%
B.U. Benelux:	Sales: +14%;	Ebitda +37%
B.U. Switzerland Austria and Hungary	Sales: +10.4%;	Ebitda: +296%
B.U. Germany:	Sales +5.4%;	Ebitda: +72%
B.U. Latam:	Sales: +13.4%;	Ebitda :+21%

- **Accumulated 9 months:**
  - **GOP growth of 11.1% in Total Hotel Business, 3.5% in Comparable Europe.**
  - **32.9% improvement in GOP in 2005 compared with 31.3% in 2004 in total hotels.**
  - **Ebitda in comparable hotels in Germany and Austria was positive in the third quarter as a result of increased sales, lower operating costs and savings from refinancing the leases.**
  - **€21.23m in accumulated cost savings to September and improved efficiency.**

Hotel Business - Significant aspects

- This year, Sotogrande's property business has continued along the lines estimated at the beginning of the year. Property sale commitments, yet to be recorded in the accounts, total €89.6m. At the end of 2004, this figure was €64.80m.
- Sales recorded in the accounts totaled €24.48m and EBITDA was €11.17m. These figures are lower than in 2004, because apart from the fact that no large plots of land have been sold this year, the schedule of deliveries is concentrated more in the fourth quarter of the year.

nH HOTELES
INVESTOR RELATIONS DEPARTMENT

FILE NUMBER 82-4780

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

1. TABLE OF OPERATING RATIOS UP TO 30 SEPTEMBER

OPERATING RATIOS	AVERAGE ROOMS		OCCUPANCY %			ADR			REVPAR		
	2005	2004	2005	2004	%Dif	2005	2004	%Var	2005	2004	%Var
SPAIN COMPARABLE	**9,557**	**9,544**	**65.90%**	**64.03%**	**2.93%**	**78.72**	**80.04**	**-1.65%**	**51.88**	**51.25**	**1.24%**
Non Comparable Spain	1,198	875	58.54%	65.98%	-11.28%	89.46	101.50	-11.86%	52,36	66.97	-21.81%
TOTAL B.U. SPAIN	10,754	10,419	65.08%	64.19%	1.39%	79.80	81.89	-2.56%	51.93	52.57	-1.20%
HOLLAND & BELGIUM COMPARABLE	**5,737**	**5,735**	**70.80%**	**66.88%**	**5.86%**	**85.74**	**85.57**	**0.20%**	**60.70**	**57.23**	**6.08%**
Non Comparable Belgium & Holland & Others	972	1,014	65.85%	73.04%	-9.84%	71.86	71.02	1.18%	47.32	51.87	-8.78%
TOTAL B.U. HOLLAND&BELGIUM	6,709	6,749	70.08%	67.81%	3.36%	83.85	83.21	0.77%	58.76	56.42	4.15%
TOTAL SWITZ & AUSTRIA COMPARABLE	**845**	**845**	**72.20%**	**68.14%**	**5.97%**	**62.94**	**61.86**	**1.74%**	**45.44**	**42.15**	**7.81%**
Switzerland & Austria&Hungary Non Comparable	846	824	71.49%	64.45%	10.92%	76.36	72.61	5.18%	54.59	46.80	16.66%
TOTAL B.U. SWITZ&AUSTRIA&HUNGARY	1,691	1,669	71.85%	66.32%	8.34%	69.62	67.01	3.89%	50.02	44.44	12.55%
GERMANY COMPARABLE	**8,184**	**8,184**	**62.71%**	**57.45%**	**9.17%**	**56.43**	**58.79**	**-4.01%**	**35.39**	**33.78**	**4.78%**
Germany Non Comparable	487	671	49.24%	48.12%	2.33%	62.87	59.37	5.90%	30.96	28.57	8.36%
TOTAL B.U. GERMANY	8,670	8,855	61.96%	56.74%	9.19%	56.72	58.83	-3.59%	35.14	33.38	5.28%
Italy Non Comparable	384	0	71.14%	0.00%	0.00%	78.05	0.00	0.00%	55.52	0.00	0.00%
ITALY COMPARABLE	384	0	71.14%	0.00%	0.00%	78.05	0.00	0.00%	55.52	0.00	0.00%
TOTAL EUROPE COMPARABLE	**24,323**	**24,308**	**66.20%**	**62.63%**	**5.71%**	**72.79**	**74.182**	**-1.88%**	**48.19**	**46.46**	**3.72%**
Mercosur Comparable	1,348	1,345	70.41%	60.98%	15.45%	39.78	34.85	14.17%	28.01	21.25	31.81%
Mexico Comparable	1,071	1,071	64.98%	63.49%	2.35%	69.40	69.15	0.36%	45.09	43.90	2.72%
LATINAMERICA COMPARABLE	**2,419**	**2,416**	**68.00%**	**62.09%**	**9.52%**	**52.31**	**50.39**	**3.80%**	**35.57**	**31.29**	**13.68%**
Mercosur Non Comparable	54	0	71.38%	0.00%	71.38%	36.33	0	0.00%	25.93	0.00	
Mexico Non Comparable	458	584	48.52%	48.78%	-0.53%	56.03	58.34	-3.96%	27.19	28.46	-4.47%
LATINAMERICA NO COMPARABLE	512	584	50.92%	48.78%	4.40%	53.13	58.34	-8.94%	27.05	28.46	-4.93%
LATINAMERICA CONSOLIDATED	2,931	3,000	65.02%	59.50%	9.28%	52.42	51.66	1.47%	34.09	30.74	10.88%
TOTAL CONSOLIDATED	**31,140**	**30,692**	**65.73%**	**62.49%**	**5.17%**	**71.49**	**72.49**	**-1.38%**	**46.99**	**45.30**	**3.72%**

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

2. TABLE OF SALES AND EBITDA

	September, 30th. 2005			September, 30th. 2004			%05/04 Change	
	REVENUE M Euros	EBITDA M Euros	Margin %	Revenue M Euros	EBITDA M Euros	Margin %	Revenue	EBITDA
B.U. SPAIN & PORTUGAL COMPARABLE	218.40	41.69	19.09%	214.00	42.28	19.76%	2.06%	-1.41%
Spain & Portugal Non Comparable	33.70	4.84	14.36%	31.38	4.74	15.10%	7.40%	2.13%
B.U.SPAIN & PORTUGAL	**252.10**	**46.53**	**18.46%**	**245.38**	**47.01**	**19.16%**	**2.74%**	**-1.03%**
B.U. HOLLAND & BELGIUM COMPARABLE	162.58	48.20	29.64%	158.76	45.02	28.36%	2.41%	7.06%
Holland & Belgium & Others Non Comparable	23.23	10.77	46.38%	16.88	4.33	25.65%	37.60%	148.84%
B.U. HOLLAND & BELGIUM & OTHERS	**185.81**	**58.97**	**31.74%**	**175.64**	**49.35**	**28.10%**	**5.79%**	**19.50%**
B.U. SWITZERLAND & AUSTRIA & HUNGARY COMPARABLE	15.21	-0.85	-5.61%	14.50	-0.85	-5.85%	4.94%	-0.53%
Switzerland & Austria & Hungary Non Comparable	17.80	0.88	4.92%	15.09	-0.62	-4.10%	17.94%	241.51%
B.U. SWITZERLAND & AUSTRIA & HUNGARY	**33.02**	**0.02**	**0.07%**	**29.59**	**-1.47**	**-4.96%**	**11.57%**	**101.62%**
B.U. GERMANY COMPARABLE	128.30	-1.93	-1.51%	122.00	-6.63	-5.44%	5.16%	70.85%
Germany Non Comparable	9.50	-3.22	-33.85%	11.71	-3.55	-30.34%	-18.89%	9.48%
B.U. GERMANY	**137.79**	**-5.15**	**-3.74%**	**133.71**	**-10.18**	**-7.62%**	**3.05%**	**49.45%**
Italy Non Comparable	9.59	-1.37	-14.26%	0.00	0.00	0.00%	0.00%	0.00%
B.U. ITALY	**9.59**	**-1.37**	**-14.26%**	**0.00**	**0.00**	**0.00%**	**0.00%**	**0.00%**
TOTAL EUROPE COMPARABLE	**524.49**	**87.10**	**16.61%**	**509.26**	**79.82**	**15.67%**	**2.99%**	**9.12%**
B.U. LATIN AMERICA COMPARABLE	**35.40**	**10.10**	**28.53%**	**33.07**	**9.19**	**27.78%**	**7.04%**	**9.92%**
Latin America Non Comparable	4.30	0.97	22.61%	5.39	0.89	16.46%	-20.32%	9.45%
B.U. LATIN AMERICA	**39.69**	**11.07**	**27.89%**	**38.46**	**10.07**	**26.19%**	**3.20%**	**9.88%**
HOTEL ACTIVITY COMPARABLE	559.89	97.19	17.36%	542.33	89.01	16.41%	3.24%	9.20%
CORPORATE + IFRS ADJUSTMENTS	3.10	-16.47		1.41	-21.33			
TOTAL HOTEL ACTIVITY	**661.11**	**93.60**	**14.20%**	**624.19**	**73.46**	**11.80%**	**5.90%**	**27.40%**
SOTOGRANDE REAL ESTATE	26.48	11.17	42.20%	75.10	56.29	75.00%	-64.70%	-80.20%
TOTAL CONSOLIDATED IFRS	**687.59**	**104.76**	**15.23%**	**699.29**	**129.75**	**18.55%**	**-1.62%**	**-19.26%**

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

3. P&L ACCOUNT

NH HOTELES,S.A.	9m 2005		9m 2004		9m05/9m04
P&L ACCOUNT AS AT SEPTEMBER, 30th 2005	**M Eur.**	**%**	**M. Eur**	**%**	**Var. %**
hotels sales and other revenues	661.11	96.15%	624.19	89.26%	5.91%
real estate sales and other	26.48	3.85%	75.10	10.74%	-64.74%
TOTAL REVENUES	**687.59**	**100.00%**	**699.29**	**100.00%**	**-1.67%**
cost of real estate sales	-6.79	-0.99%	-12.00	-1.72%	-43.41%
operating expenses	-452.39	-65.79%	-435.39	-62.26%	3.90%
GROSS OPERATING PROFIT	**228.41**	**38.74%**	**251.91**	**36.02%**	**-9.33%**
lease payments and property taxes	-123.65	-17.98%	-122.15	-17.47%	1.22%
EBITDA	**104.76**	**15.24%**	**129.76**	**18.56%**	**-19.26%**
depreciation	-49.05	-7.13%	-43.21	-6.18%	13.51%
depreciation STG consolidation difference	0.00	0.00%	0.00	0.00%	0.00%
EBIT	**55.71**	**8.10%**	**86.54**	**12.38%**	**-35.62%**
interest income (expense)	-13.46	-1.96%	-16.93	-2.42%	-20.50%
income from minority equity interests	-1.28	-0.19%	0.06	0.01%	-2396.11%
extraordinary results	0.00	0.00%	0.00	0.00%	0.00%
EBT	**40.98**	**5.96%**	**69.67**	**9.96%**	**-41.18%**
corporate income tax	-8.32	-1.21%	-19.36	-2.77%	-57.01%
NET INCOME before minorities	**32.65**	**4.75%**	**50.31**	**7.19%**	**-35.09%**
minority interests	-4.53	-0.66%	-11.89	-1.70%	-61.91%
NET INCOME	**28.13**	**4.09%**	**38.42**	**5.49%**	**-26.79%**

4. TABLE OF OPERATING COST RATIOS

Total Hotels	**6m 2005**	**6m 2004**	**% Var**
Average number of rooms	31,140	30,692	1.5%
Occupied rooms per day	20,467	19,181	6.7%
Average number of FTE	10,934	10,882	0.5%
FTE per room	0.351	0.355	-1.1%
Staff Cost per available room (€/day)	27.68	26.73	3.6%
Other Operating exp per available room (€/day)	18.61	18.98	-1.9%
Staff Cost & Other exp per available room (€/day)	**46.30**	**45.71**	**1.3%**
FTE per occupied room	0.534	0.567	-5.8%
Staff Cost per occupied room (€/day)	42.12	42.78	-1.5%
Other Operating exp per occ. room (€/day)	28.32	30.70	-7.8%
Staff Cost & Other expenses per occ room (€/day)	**70.44**	**73.47**	**-4.1%**

- During the first nine months, as a result of improved productivity and efficiency, and taking into account the overall increase in occupancy rates and cost inflation, savings at comparable hotels totaled €21.23m, €4.82m of which were made in the third quarter.

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

HOTEL BUSINESS

- The upward trend that began during the first half of the year has continued: The increase in RevPar has speeded up in all the Business Units:
  - RevPar in Europe comparable Hotels 3T: +7% compared to +3.74% in 2T.
  - RevPar Comparable hotels in Latin America: +13.68%
  - In general, occupancy has increased significantly in all the B. Units during the 3rd quarter and the price has gone up in all B. Units except in Germany, where it has fallen 2.8%, offset by a 10.64% increase in occupancy rates.

Spain

- Increase in RevPar via price and steady sales in 3rd quarter.
- Non-comparable hotels, that have been newly opened or recently renovated, have greatly increased their contribution to sales, 7.4% so far this year. This has offset the effect of the renovations made at some important hotels during 2005.
- Savings of €3.69m have been achieved in operating costs as a result of improved productivity and efficiency, taking into account the general increase in occupancy rates and cost inflation. Although in nominal terms, they increased by 3.8%.
- Compared to the trend in comparable hotels in the main regions:
  - In Madrid to September 2005, RevPar was up by 1.83%, -2% in ADR and +3.9% in occupancy rates. According to the Hotelbenchmark survey carried out by Deloitte & Touche in September, the RevPar for the sector in this city has improved by 2.9%.
  - In Barcelona the RevPar to September 2005 fell by 3.55%. D&T figures for the industry give a -4.4% drop in RevPar.
  - It should be pointed out that in Madrid the NH hotels are growing more slowly than the sample of the D&T survey, as they start from higher occupancy rates in 2004, whereas D&T includes non-comparable newly opened hotels, which had much lower occupancy rates in 2004.
  - In the rest of Spain, RevPar for the year rose by 2%.

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Benelux

- It is the Business Unit with the most growth in RevPar in 3Q.
- Savings of €7.68m have been achieved in operating costs as a result of improved productivity and efficiency, taking into account the general increase in occupancy rates and cost inflation. In nominal terms, they increase by 1.4%
- Compared to the trend in comparable hotels in the main regions:
  - In Amsterdam, up to September 2004 the RevPar increased by 8.07%. According to the Hotelbenchmark survey carried out by Deloitte & Touche in September the RevPar for the market accumulated up to September was +4.1%.
  - In the rest of the Netherlands, the accumulated figure up to September picked up by 3.95%, in price.
  - In Brussels. The accumulated RevPar for the year rose by 1.67%. According to Deloitte & Touche the RevPar in this city rose by 6%.

Switzerland, Austria and Hungary

- The increase in sales of non-comparable Hotels is due to the new rooms added at the hotel NH Wien Airport and NH Geneva Airport.
- The €1.46m saved on leases has helped the quarter have a slightly positive Ebitda, improving the accumulated results for the year.
- By market, in comparable hotels:
  - In Austria, the accumulated RevPar rose 7.73%, 2.4% in occupancy rates and 5.2% in price. In Vienna the RevPar grew by 10.19%, while the RevPar for the Vienna market rose by 7%, according to the D&T survey
  - In Switzerland, the accumulated RevPar rose 7.94%, 11.73% in occupancy rates and -3.39% in price. According to the D&T survey, RevPar grew by 16% in Zurich, 10.9% in Geneva and 17.7% in Budapest, while NH's RevPar in these cities grew by 20.17%, 11.65% and 51.35% respectively.

Germany

- In Germany this has been the quarter of 2005 with the biggest RevPar growth.
- Savings of €7.84m, the highest in all the B. Units, have been achieved in operating costs as a result of improved productivity and efficiency, taking into account the general increase in occupancy rates and cost inflation. In nominal terms, they increased by 2.2%.
- To September, operating costs grew by 2.2% and, taking the overall increase in occupancy rates and cost inflation into account, savings totaled €7.84m, the highest of all the B. Units. This fact, together with the €1.26m in savings achieved on leases, has helped to reduce accumulated losses significantly.
- By market, in comparable hotels:
  - In Berlin, the accumulated RevPar to September rose 6.15%, 4.87% in occupancy rates and +1.21% in price. According to D&T, the RevPar in this city fell by 3.3%.
  - In Frankfurt, the accumulated RevPar to September rose 9.49%, 7.85% in occupancy rates and +1.52% in price. According to D&T, the RevPar in this city rose by 2.7%.

NH HOTELES Santa Engracia 120 28003 Madrid Spain
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

- In Munich, the accumulated RevPar to September rose 0.53%, 9.88% in occupancy rates and -8.51% in price. According to D&T, the RevPar in this city rose by 0.2%.

Latin America

- Sale in hotels in Latin America have quickened in the 3rd quarter achieving high rates of growth. Total sales in Latin America grew 3.2% compared to -1.9% at the end of the first quarter, in spite of exchange rates and some renovation work that has affected two hotels in Mexico.
- In local currency:
  - In Argentina, sales in comparable hotels are up by 33.58% so far this year.
  - Sales in Mexico accumulated to September have grown by 1.87%, an improvement on the -1.1% recorded in the first quarter, as a result of good performance in the 3rd quarter, in spite of the renovation work at the hotel NH Krystal Zona Rosa and the termination of the lease agreement of the hotel NH Tlaneplanta.
- The results have been boosted by the €2.2m in savings on operating costs, taking into account the overall increase in occupancy rates and cost inflation, even though the increase in nominal costs was 2.3%.

SOTOGRANDE PROPERTY DIVISION

- This year, the property business at Sotogrande has continued along the lines estimated at the beginning of the year. Confirmed sales yet to be recorded in the accounts totaled €89.6m with an estimated margin of €44.8m. The figure for sales yet to be recorded in the accounts at the end of 2004 was €64.80m.
- Sales recorded in the accounts totaled €26.46m and EBITDA was €11.17m. These figures are lower than in 2004, because apart from the fact that no large plots of land have been sold this year, the schedule of deliveries is concentrated more in the fourth quarter of the year. In fact, in the fourth quarter of the year a large number of apartments form the *La Ribera del Obispo* development are due to be delivered.
- In the 3rd quarter, Sotogrande Health Resort has opened. Together with the NH Almenara, which has also reopened recently, it provides a top-level holiday offer, aimed at improving health and life habits.

Sotogrande - Sales Breakdown	**9m 2005**		**9m 2004**	
	Mn Euros	**% total**	**Mn Euros**	**% total**
Berths	2.60	9.8%	2.20	2.9%
Shopping Center	3.41	12.9%	1.53	2.0%
Apartaments	6.99	26.4%	9.00	12.0%
Plots	5.92	22.4%	50.42	67.1%
Total Real Estate Activity	**18.92**	**71.5%**	**63.15**	**84.1%**
Other Income	5.71	21.6%	3.49	4.6%
IFRS Adjustments	**1.85**		**8.46**	
Total Income	**26.48**	**100.0%**	**75.10**	**100.0%**

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

FINANCIAL PERFORMANCE

As at 30 September 2005, net borrowing stood at €698.68m, up by 6.79% compared to the first quarter and 35.1% higher than net borrowing at the end of 2004 (€517.16m):

The increase in borrowing since the beginning of the year is due mainly to:

- Acquisition of the minority interests in Mexico: €35.35m.
- Minority interests of Astron: €15m
- Projects in Mexico: €19.65m
- Acquisition of the hotel Crillon and other investments in Argentina: €9m
- Redemption of the preferential shares held by Krasnapolsky shareholders: €16.02m
- Dividend payment: €29.88m.
- Subordinate debt for refinancing 13 hotels in Germany and 3 hotels in Austria: €54.4m

We would like to remind you that the refinancing of the hotels in Germany has led to savings of €2.72m in accumulated rents to September, apart from the actual return on the subordinate loans, which provided around €1.19 in further revenues during the first 9 months of the year.

The Financial leverage ratio (Net Debt/Equity) is 0.85 x, compared to 0.64 x at the end of 2004.

Even though debt has increased, consolidated net interest expense has followed a highly satisfactory trend, as the Dutch Syndicated Loan has been refinanced by the new Syndicated Loan signed in mid-2004 to refinance the already existing debt.

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

PORTFOLIO SITUATION AS AT 28 OCTOBER 2005

- NH Hoteles is was present in 19 countries, with 252 hotels and 36,305 rooms. 29.5% of the rooms in the chain are owned, 59% are leased and 11.5% are operating under management agreements.

Nh Hoteles Portfolio		HOTELS OPERATED				SIGNED PROJECTS				TOTAL
28-Oct-05		Leased	Owned	Managed	TOTAL	Leased	Owned	Managed	TOTAL	
Spain	Hotels	78	17	25	120	9	2	0	11	131
+Portugal	Rooms	8,880	2,504	1,922	13,306	1,283	158	0	1,441	14,747
Holland	Hotels	10	18	1	29	0	0	0	0	29
	Rooms	1,484	3,989	80	5,553	0	0	0	0	5,553
Belgium	Hotels	1	7	0	8	0	0	0	0	8
	Rooms	241	875	0	1,116	0	0	0	0	1,116
Germany	Hotels	51	0	1	52	1	0	1	2	54
	Rooms	8,722	0	144	8,866	306	0	293	599	9,465
Switzerland	Hotels	2	2	0	4	0	0	0	0	4
	Rooms	330	232	0	562	0	0	0	0	562
Austria	Hotels	6	0	0	6	0	0	0	0	6
	Rooms	973	0	0	973	0	0	0	0	973
Italy	Hotels	1	0	0	1	1	1	1	3	4
	Rooms	384	0	0	384	256	217	123	596	980
England	Hotels	0	0	1	1	0	0	0	0	1
	Rooms	0	0	200	200	0	0	0	0	200
Hungary	Hotels	1	0	0	1	0	0	0	0	1
	Rooms	160	0	0	160	0	0	0	0	160
Rumania	Hotels	0	0	1	1	1	0	0	1	2
	Rooms	0	0	78	78	83	0	0	83	161
Mexico	Hotels	3	6	6	15	0	2	1	3	18
	Rooms	354	1,244	1,444	3,042	0	276	550	826	3,868
Mercosur	Hotels	0	11	1	12	0	0	0	0	12
	Rooms	0	1,455	277	1,732	0	94	150	244	1,976
Africa (*)	Hotels	1	1	1	3	0	0	2	2	5
	Rooms	198	42	234	474	0	0	319	319	793
TOTAL	Hotels	154	62	37	253	12	5	5	22	275
	Rooms	21,726	10,341	4,379	36,446	1,928	745	1,435	4,108	40,554

(*) 2 hotels in South Africa, 1 management in Ghana and 2 management signed projects in Dakar (Senegal)

- The projects signed follow the company's strategy to boost natural growth in
- markets where NH Hoteles already has a strong presence, to grow in European countries where it has little or no presence, such as the United Kingdom, Italy or Eastern European countries, step up its presence in Latin America and, furthermore, build up the Resort hotel business.
- NH Hoteles is currently analysing several new projects and plans to continue a fast rate of natural growth over the coming months.
- A new project has been signed in Lisbon, NH Campogrande, with 82 rooms, which is NH's 2nd hotel in Lisbon.
- No hotel has been sold nor has any signed project been cancelled.

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Openings: nine new openings since 1 June 2005

Hotel	City	Contract	N. of Rooms
NH Obradoiro (5 stars)	antiago de Compostela (Spai	lease	159
NH Parla (3 stars)	Madrid	lease	88
NH Mercader (3 stars)	Madrid	lease	124
NH Badajoz Gran Casino de Extremadura (5 stars)	Badajoz (Spain)	Management	60
NH Alicante (3 stars)	Alicante (Spain)	lease	100
NH Sant Boi de Llobregat (3 stars)	Sant Boi (Barcelona)	lease	124
NH Plaza Mayor (4 stars Collection)	León (Spain)	Management	51
NH Bucarest (3 stars)	Bucarest	Management	78
NH den Haag (4 stars)	The Hague	lease	205
NH Centro Histórico (4 stars)	Mexico	lease	105
NH Nüremberg City (4 stars)	Nüremberg	lease	244
Total Openings			**1338**

- So far this year 17hotels have been opened. A further 5 are to be opened by the end of the year.